To: Securities and Exchange Commission

VIA EDGAR

February 15 2011

Re:         Golden Fork Corporation
Registration Statement on Form S-1
Filed December 1, 2010
File No. 333-169152

Mr. Webb:

We have filed on EDGAR Amendment No. 3 to our Form S-1. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

Our Business,  Page 1

1. We note your response to our prior comment 3.  Please remove the first sentence in the fourth paragraph of this section as it seems that you intend to operate a company with one or two employee depending upon the amount of proceeds raised in this offering

Response:  We removed the following sentence: “We intend to operate a lean company with less than 5 full time employees. “

Description of the Business, Page 13

2.  We note your response to our prior comment 13 and reissue.  We note your disclosure on page 13 that “[t]he annual revenues from the personal chef business are expected to reach $1.2 billion by 2010 as cited in Entrepreneur Magazine.”  Please advise as to whether this estimate of annual revenues is for the specific geographic market you intend to target.  To the extent that it is not an estimate for the specific geographic market you intend to target, please disclose.  In addition, please remove the third sentence of the fourth paragraph on page 15 as you do not provide “estimated annual revenues” for your business.

Response:  We have conducted a brief market research into the likelihood of success of our operations or the acceptance of our product or services by the public.  Our research has shown that personal chef and catering services are in a great demand within our target market.  According to Entrepreneur Magazine, the personal chef business is among the fastest-growing businesses.  The annual revenues from the personal chef business are expected to reach $1.2 billion by 2010 as cited in Entrepreneur Magazine (The revenues cited in the Entrepreneur Magazine are not an estimate for the specific geographic market we intend to target).   Our strategy is to balance our catering business between both corporate and private customers. By serving both corporate clients and private customers we would effectively hedge against trends which impact the catering needs of either market.  While businesses are attractive customers because of their potential loyalty, reducing the cost associated with bringing in each additional sale, the business catering market is very susceptible to market cycles. When there is a recession, our target market would be private customers

Question 2, Page 15

We removed the following sentence: “Our estimated annual revenues will be derived from our target market which  would include customers personal chefs cooking in four or five homes per week, leaving behind multiple customized meals that meet the taste and nutritional profiles of our clients”.

Our Strategy, page 13

Golden Fork’s Material Steps Towards Execution of Our Business Plan, Page 13

Website, Page 13

3. Please revise to clarify what you mean by “within 90 days of completion of our registration statement” on page 13 and by “within less than 90 days” in paragraph 2 of your plan of operation on page 19.  In this regard, we note your disclosure on page 18 that your website “will be fully completed within approximately 90 days from the completion of your offering.”  In addition, please reconcile your disclosure on page 13 that your website will be “sufficiently developed for use in your operations within 90 days” with your disclosure on page 18 that it will be “fully completed within approximately 90 days” or advise.

Response: We revised all throughout the document to state that our website will be “will be fully operational/completed within approximately 90 days from the completion of our offering”.

4. We note your disclosure that you “hope to partner with event planners.”  Please disclose the additional steps, if any, you have taken and intend to take to so that you can “partner with event planners.”  In this regard, we note your disclosure on page 15 that you “are developing relationships with several event planners, banquet halls and other venues.”

Response:  We changed our disclosure to state “At this time we have not taken any additional steps to partner with event planners; in the future we intend to develop relationships with local even planners as caterers are one of many services hired by event planners.”

Response:  We changed our disclosure to state “We intend to develop relationships with several event planners, banquet halls, and other venues in hopes that our company can become their preferred provider of catering services.”

5.  Please revise to state that it is your belief that “the relationships built are arguably stronger because of the relationship that is established over time” on page 13

Response:  We revised that state: “While social networking might not cost quite as large of a net as traditional print advertisements, it costs far less and it is our belief that the relationships built are arguably stronger because of the relationship that is established over time.”

Kitchen, page 13

6.  Please revise this section to include the amount of expenses you estimate that you will incur in transporting food from the kitchen to catering sites.  In this regard, we note your disclosure on page 6 that you will use between $1,000 and $20,000 of the proceeds from the offering for car and equipment rental for delivery of food to catering sites.

Response:  We revised this section to include: “.  We estimate that our expenses for car and equipment rental for transporting the food from the kitchen to catering sites will be between $1,000 and $20,000 depending if maximum or minimum is raised in our offering.”

Estimate fees charge for catering services, Page 13

7.
We note your disclosure at the bottom of page 13 regarding the hourly rate for labor cost.  Please revise to clarify that this is rate the that you will charge for the larger events you reference on page 16 or advise.

Response:  We revised this section as follows: “Our estimated hourly rate for labor cost would depend on the size and type of the event and would be $18USD-$40USD per hour.  This fee would depend on the type of the event catered depending on whether the event catered is more casual or upscale, whether we would need to rent certain equipment as necessary for certain events. Items such as chafing dishes, chairs, tables, silverware, linens, dishes and serving dishes etc.  Rental cost of such items would be charged as an additional fee to our clients if they request these items, because it will mean more money and work for us.  The labor on a plated dinner is generally much higher than the labor on a buffet, because a plated dinner involves double the china, and usually a minimum of three served courses, plus served coffee. This catering fee offsets labor and administration costs such as dishwashing, packing for the event, shopping for food, clean up, site visits, working with rental companies, etc.  We would charge for our staff by the hour, based on a five hour minimum per staff person.  We would estimate the amount of time that our staff will be needed for the event; however, since many variables exist, the final cost is based on the actual time worked.”

Catering Competition, page 14

8.  Please state that it is your believe that creating a unique corporate identity will create customer loyalty and help you gain a competitive advantage on page 14.

Response:  We revised this section to state the following: “We believe that such identity will create customer loyalty and help us gain a competitive advantage.”

Catering Competition, page 14

9.  Please revise to clarify what you mean by “[m]ost catering clients tend to contract for repeat business with a handful of ‘recommended’ caterers.”  Is this a belief?

Response:  We revised this section to state the following: “ We anticipate that most catering clients tend to contract for repeat business with a handful of “recommended” caterers.  “

Catering Competition, page 14

10.  Please advise as to how you selected the four catering companies listed on page 14 out of “the hundreds of catering establishments available in Cape Town.”  To the extent that the companies listed on page 14 are the “handful of recommended caterers” you refer to on page 14, please remove the references to these companies or disclose that, given the stage of development of your business, you are unlikely to compete with any of these companies.

Response We removed the following section:

~~“Golden Fork will compete with the following caterers:~~

~~Name and Location~~	~~Lunch /Meetings~~	~~Dinner~~	~~Description~~
~~Ambrosia Catering Cape Town~~	~~$15-$28~~	~~$15-$28~~	~~Local and exotic cuisine. Service available at extra charge.~~
~~Fraiche Chefs  Cape Town~~	~~N/A~~	~~$45-$60~~	~~Gourmet private chef in South Africa. Specializing in private dinners and gourmet desserts, Fraiche Chefs is available for private events~~
~~Sense of Taste Western Cape~~	~~$8-$17~~	~~$20-$40~~	~~Cater to corporate events, weddings, an exclusive lunch or dinner.~~
~~Verve Caterers & Events Western Cape~~	~~N/A~~	~~$30-$45~~	~~Verve Caterers & Events is a full-service, catering and events planning company~~

Golden Fork Corporation Western Cape	$8-$25	$21-$27 $29-$49 (Gourmet Catering )
Specializing in South African/European. ~~The primary focus of the Golden Fork’s operations will be onsite food preparation and catering services for large events, corporate parties, conferences, schools or colleges, churches, synagogues, weddings, bar/bat mitzvahs, and other life milestone parties; our target market would also include in house catering and wealthy residents who entertain large parties at their homes. We also intend to provide personal chef services and gourmet catering~~

Prices are based on 50-150 people event size.”

11.  Please revise the second sentence on page 15 to state that the assertion made in this sentence is your belief.

Response:  We revised the second sentence on page 15 to state the following: “It is out belief that our customized menu options, flexible customer service and convenience are priorities for social catering customers as these events reflect highly on the host.  “

12.  Please revise to state that it is your belief that your menus “allow the customer to have input in a way that larger, more established caterers and restaurants do not” and furnish us with support that what you say about your competitors on page 15 is accurate or delete it.  In addition, please revise to state that it is your belief that “Golden Fork’s key competitive advantages include “the items listed in the last sentence of the last paragraph on page 15.

Response:  We deleted the following sentence on page 15, firs paragraph: ~~“The flexible nature of our menus would allow the customer to have input in a way that larger, more established caterers and restaurants do not.“~~

Response:  We revised the following sentence to state that : “We believe that Golden Fork’s key competitive advantages include: quality of food and customer service competitive prices, full service affordable catering; flexibility and customization of menu.”

13.  Please advised as to how you have estimated your dry stock, food, and beverage expenses as it seems that these expenses will depend on the size and quantity of events that you cater.

Response:  We deleted the following sentence:” We estimate that our dry stock, food and beverage expenses would be from $1,000 to $2,000.” as this estimate would not be completely correct since these expenses will depend on the size and quantity of events that we would cater.

Target Market, page 15

14.  Please disclose the fees you expect to charge for providing cooking lessons on page 15.

Response:  We revised the following sentence to disclose the fees we expect to charge for providing cooking lessons on page 15: “We would also be offering cooking lessons at $125 USD per person including all ingredients and recipes at our customers’ home kitchen.”

15.  We note that you plan on participating in expositions such as wedding expositions.  However, you do not include this in your budget or timeline on pages 13 and 16.  Please disclose the estimated cost of participating in such expositions.

Response:  We revised section on page 13 to include the estimated cost of participating in wedding expositions: “We will maintain a print and traditional advertising methods within local markets and join wedding expos to promote our services.  We estimate that participating in wedding expos will cost us approximately $100 for the booth space and approximately $300 for promotional material, and other expenses.”

Response:  We revised section on page 16 to include the estimated cost of participating in wedding expositions: “We will maintain a print and traditional advertising methods within local markets and join wedding expos to promote our services.  We estimate that participating in wedding expos will cost us approximately $100 for the booth space and approximately $300 for promotional material, and other expenses.”

Marketing, page 16

16.  We note your response to our prior comment 14 and reissue.  Please remove the word “easily” from the first sentence in your Marketing Strategies section on page 16.

Response:  We removed the word “easily” from the first sentence in our Marketing Strategies section on page 16: “We intend on using a number of marketing strategies that will allow the catering business to ~~easily~~ target potential customer who are hosting events.”

Revenue, page 16

17.  We note your response to our prior comment 16 and reissue.  Please reconcile your disclosure on page 17 regarding the price for your catering service with your disclosure on page 13.  For example, on page 13, you state that parties exceeding 10 people will have a lower per person price, but, on page 17, you indicate that a party of less than 50 people will be charged the same price.

Response:  We reconciled our disclosure on page 13 regarding our catering service with our disclosure on page 17 to state the following:

 “Estimate fees to charge for catering services:

Catering charge per head min 5-50 people R350( $50 USD) for the set menu 3 courses excluding  alcohol.

Parties exceeding 50 people would have lower the per-person pricing. This is because it is more cost-efficient  to produce food in bulk for a bigger event. For example, the per-person cost of fried chicken for an event of 50 people or less might be R137 ($20 USD), while the cost for an event of 200 is only R116 ($17USD) per guest. “

Management’s Discussion and Analysis of Financial Condition or Plan of Operation,

Plan of Operation, Page 19

18.  Please reconcile your disclosure on page 13 that you will advertise during the 90 days you are developing your website with your disclosure on page 19 that you will begin to market your business after the website is fully developed.

Response:  We reconciled our disclosure on page 13 with your disclosure on page 19 to state: “Our website, www.goldenforkcorporation.com is 80% complete and will be fully completed to use in our operations within approximately 90 days from the completion of our offering and  it will cost between $1,000 and $2,000 to complete.  After our website is fully developed, it will include additional aspects such as a sample menu and cost and we will begin to market our business to potential customers or investors.”

19.  We note that on page 20 you state that you are seeking equity financing “in addition to this offering”.  Please provide your legal analysis of why you believe such efforts should not be integrated with this offering.

Response:  We revised this section to state the following: “In addition to this offering, we may be seeking equity financing in the future in order to obtain the capital required to implement our business plan. We have no assurance that future financing will be available to us on acceptable terms. If financing is not available to us on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to our existing shareholders”

Executive compensation, page 22

Summary Compensation Table, page 22

20.  Please revise your summary compensation table on page 22 to correspond to the tabular format specified in Item 402(n) of Regulation S-K

Response: We have added the following table:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	NonEquity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Alida Heyer President Secretary Treasurer Director	2009	0	0	100,000	0	0	0	0	100,000
	2010	0	0	0	0	0	0	3,000	3,000

21.  We note your response to our prior comment 22 that you issued 2,000,000 shares of your common stock as compensation to Ms. Heyer in consideration of her services  to the company.  However, we also note your disclosure on page 27 that you sold these shares to her for $20.00.  Please advise and reconcile your disclosure as necessary.

Response:  We have made revisions throughout the document to reflect that these were issued as founders shares.

Other

22.  Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response:  Our financial statements comply with Rule 8-08 of Regulation S-X and reflect our last quarter ended November 30, 2010.  Our next quarter is February 28, 2011

23.  Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Response:  We have provided a currently dated consent from our independent public accountant.

Yours truly,

Golden Fork Corporation

By:           /s/ Alida Heyer
Alida Heyer
President